News Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC   SEHK: 945
February 13, 2019
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Management Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at http://manulife.force.com/Reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2018 net income of $4.8 billion, and core earnings of $5.6 billion with double-digit growth across all operating segments
Today, Manulife announced its 2018 and 4Q18 results. Key highlights include:
●	Net income attributed to shareholders of $4.8 billion in 2018, up $2.7 billion from 2017, and $0.6 billion in 4Q18, up $2.2 billion from 4Q17
●	Core earnings[1] of $5.6 billion in 2018, up 23%[2] from 2017, and $1.3 billion in 4Q18, up 8% from 4Q17
●	3 percentage point improvement in our 2018 expense efficiency ratio[1] to 52.0%
●	APE sales[1] of $5.5 billion in 2018, down 3% from 2017, and $1.5 billion in 4Q18, up 14% from 4Q17
●	NBV[1] of $1.7 billion in 2018, up 20% from 2017, and $501 million in 4Q18, up 27% from 4Q17
●	Positive net flows[1] of $1.6 billion in 2018, despite negative net flows in 4Q18 of $9.0 billion reflecting market conditions
●
Improved the capital efficiency of our legacy businesses in 2018, including selling alternative long-duration assets and executing several reinsurance transactions, contributing to a strong 143% LICAT ratio[3]

“We delivered the highest core earnings and net income in our Company’s history in 2018. Core earnings increased 23% to $5.6 billion, with double-digit core earnings growth across all operating segments,” said Manulife President & Chief Executive Officer Roy Gori.
“We continued to execute against our five priorities and ambition to become the most digital and customer-centric global company in our industry and launched a number of initiatives to streamline our businesses and enhance the customer experience,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “In Asia, we achieved a 19% increase in new business value to US$1.1 billion in 2018. And, while net flows were negatively impacted by significant market volatility in the fourth quarter, we generated net inflows of $1.6 billion in 2018, our 9th consecutive year of positive net flows.”
“During the year, we also made significant progress improving the capital efficiency of our legacy businesses. Once our announced initiatives are fully executed, we will have released $3.7 billion in capital, representing almost three-quarters of our 2022 target,” added Mr. Witherington.

[1]
Core earnings, expense efficiency ratio, annualized premium equivalent (“APE”) sales, new business value (“NBV”) and net flows are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in ‘our 2018 Management’s Discussion and Analysis for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2018 Management’s Discussion and Analysis for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).

February 13, 2019 – Press Release Reporting Fourth Quarter Results

2018 BUSINESS HIGHLIGHTS:
We announced a number of initiatives to improve the capital efficiency of our legacy businesses. In 2018, we: sold alternative long-duration assets; entered into 6 reinsurance transactions covering legacy universal life and fixed annuity blocks; sold Signator Investors, our wholly-owned broker-dealer; and offered customers within some of our legacy segregated fund products in Canada an opportunity to convert to a less capital intensive segregated fund product. These initiatives released $3.0 billion in capital in 2018.
We also delivered a number of digital, customer-centric initiatives. We launched the innovative Goals-Based Investing program, which leverages dynamic liability-driven investment strategies, an industry first for retail customers in Canada. We launched eClaims in Hong Kong, Japan and Vietnam and became the first Canadian life insurer to underwrite using artificial intelligence. And in the U.S., we became the first company to fully embrace behavioural-based life insurance with the launch of John Hancock Vitality Go on all life insurance policies at no additional cost to the customer.
FINANCIAL HIGHLIGHTS:
	Quarterly results		Full year results
($ millions, unless otherwise stated)	4Q18	4Q17	2018	2017
Profitability:
Net income attributed to shareholders	$593	$(1,606)	$4,800	$2,104
Core earnings(1)	$1,337	$1,205	$5,610	$4,565
Diluted earnings per common share ($)	$0.28	$(0.83)	$2.33	$0.98
Diluted core earnings per common share ($)(1)	$0.65	$0.59	$2.74	$2.22
Return on common shareholders’ equity (“ROE”)	5.3%	(17.1)%	11.6%	5.0%
Core ROE(1)	12.5%	12.1%	13.7%	11.3%
Expense efficiency ratio(1)	55.2%	55.7%	52.0%	55.4%
Growth:
Asia APE sales	$1,040	$884	$4,012	$3,747
Canada APE sales	$277	$222	$975	$1,366
U.S. APE sales	$152	$153	$553	$603
Total APE sales(1)	$1,469	$1,259	$5,540	$5,716
Asia new business value	$402	$319	$1,443	$1,201
Canada new business value	$51	$48	$207	$191
U.S. new business value	$48	$16	$98	$51
Total new business value(1)	$501	$383	$1,748	$1,443
Wealth and asset management gross flows ($ billions)(1)	$26.3	$32.2	$119.0	$122.0
Wealth and asset management net flows ($ billions)(1)	$(9.0)	$3.6	$1.6	$18.3
Wealth and asset management assets under management and administration ($ billions)(1)	$608.8	$609.0	$608.8	$609.0
Financial Strength:
MLI’s LICAT ratio	143%	n/a	143%	n/a
Financial leverage ratio	28.6%	30.3%	28.6%	30.3%
Book value per common share ($)	21.38	18.89	21.38	18.89
Book value per common share excluding AOCI ($)	18.23	16.83	18.23	16.83
(1) This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 2018 Management’s Discussion and Analysis for additional information.

February 13, 2019 – Press Release Reporting Fourth Quarter Results

Reported net income attributed to shareholders of $4.8 billion in 2018, an increase of $2.7 billion compared with 2017, and $0.6 billion in 4Q18, an increase of $2.2 billion compared with 4Q17
The increase compared with 2017 was due to the non-recurrence of the $2.8 billion charge in 2017 related to the impact of the U.S. Tax Cuts and Jobs Act (“U.S. Tax Reform”) and our decision to change the portfolio asset mix supporting our legacy businesses as well as strong core earnings growth, partially offset by charges in 2018 primarily related to the direct impact of equity markets.
The increase compared with 4Q17 was due to the non-recurrence of the $2.8 billion charge noted above, partially offset by charges in 4Q18 related to the direct impact of equity markets.
Achieved core earnings of $5.6 billion in 2018, an increase of 23% compared with 2017, and $1.3 billion in 4Q18, an increase of 8% compared with 4Q17
The increase compared with 2017 was driven by improved policyholder experience and the non-recurrence of 2017’s hurricane-related charges in our Property and Casualty Reinsurance business, business growth in Asia and Global WAM, the impact of lower U.S. tax rates and greater expense efficiency. These were partially offset by lower gains from the release of provisions for uncertain tax positions and the unfavourable impact of markets, in 2018, on seed money investments in new segregated and mutual funds. Core earnings in 2018 included net policyholder experience gains of $38 million post-tax compared with charges of $168 million post-tax in 2017.1
The increase compared with 4Q17 was primarily driven by new business growth in Asia, the impact of lower U.S. tax rates, improved policyholder experience, and greater expense efficiency, partially offset by the impact of lower equity markets on seed money investments in new segregated and mutual funds and fee income, and actions to optimize our portfolio. Core earnings in 4Q18 included net policyholder experience gains of $11 million post-tax compared with charges of $34 million post-tax in 4Q17.
BUSINESS GROWTH:
Achieved new business value (“NBV”) of $1,748 million in 2018, an increase of 20% compared with 2017, and $501 million in 4Q18, an increase of 27% compared with 4Q17
NBV was $1.7 billion in 2018, an increase of 20% compared with 2017. In Asia, NBV increased 19% to $1.4 billion due to higher sales, scale benefits and a favourable business mix. Canada NBV increased 8% to $207 million as the benefits from the launch of Manulife Par and product repricing were partially offset by lower group insurance sales. U.S. NBV increased 90% to $98 million driven by product repricing to improve margins.
NBV was $501 million in 4Q18, an increase of 27% compared with 4Q17. In Asia, NBV increased 23% to $402 million due to higher sales, scale benefits, and improved product mix. Canada NBV increased 6% to $51 million as the benefits from the launch of Manulife Par were partially offset by a less favourable business mix in group insurance. U.S. NBV almost tripled to $48 million due to actions to improve margins and a more favourable business mix.
Reported annualized premium equivalent (“APE”) sales of $5.5 billion in 2018, a decrease of 3% compared with 2017, and $1.5 billion in 4Q18, an increase of 14% compared with 4Q17
APE sales were $5.5 billion in 2018, a decrease of 3% compared with 2017. In Asia, APE sales increased 6%, as growth in Hong Kong of 11% and Asia Other2 of 13% was partially offset by a 3% decline in Japan sales due to competitive pressure during the first half of the year. In Canada, APE sales declined 29% due to lower large-case group insurance sales. Canadian individual insurance sales were in line with 2017 as benefits from the launch of Manulife Par offset the impact of price increases in the prior year. In the U.S., APE sales declined 8% driven by increased competition in the international high net worth segment and actions to maintain margins.
APE sales were $1.5 billion in 4Q18, an increase of 14% compared with 4Q17. In Asia, APE sales increased 15%, with growth across Japan, Hong Kong and Asia Other. APE sales in Japan increased 34% driven by the continued success of the new COLI term product. Hong Kong sales increased 8% driven by growth in our bancassurance channel. Asia Other APE sales increased 4% as higher sales of protection products were partially offset by lower sales of single premium investment-linked products, reflecting market volatility. In Canada, APE sales increased 25%, driven by the continued success of our recently-launched Manulife Par product and a large-case group insurance sale. In the U.S., APE sales declined 5% driven by increased competition in the international high net worth segment and actions to maintain margins.

[1] [2]	Effective the first quarter of 2018, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated. Asia Other excludes Japan and Hong Kong.

February 13, 2019 – Press Release Reporting Fourth Quarter Results

Reported Global Wealth and Asset Management net flows of $1.6 billion in 2018, a decrease of $16.7 billion compared with 2017, and negative net flows of $9.0 billion in 4Q18, a decrease of $12.6 billion compared with positive net flows of $3.6 billion in 4Q17
Full year net flows of $1.6 billion in 2018, declined $16.7 billion compared with 2017. Net flows in Asia were $5.7 billion in 2018 compared with net flows of $6.6 billion in 2017, driven by lower gross flows in mainland China from retail money market funds. Net flows in Canada were $2.0 billion in 2018 compared with net flows of $3.7 billion in 2017, driven by higher retail redemptions. Net flows in the U.S. were negative $6.1 billion in 2018 compared with positive net flows of $7.9 billion in 2017, driven by higher retail redemptions amid the declines in equity markets.
4Q18 net flows were negative $9.0 billion compared with positive net flows of $3.6 billion in 4Q17. Net flows in Asia were $1.1 billion in 4Q18, compared with net flows of $2.3 billion in 4Q17, driven by lower gross flows in institutional asset management. Net flows in Canada were negative $0.7 billion in 4Q18 compared with positive net flows of $0.7 billion in 4Q17, driven by lower net flows in retail amid equity market declines and higher redemptions in retirement. Net flows in the U.S. were negative $9.4 billion in 4Q18 compared with positive net flows of $0.6 billion in 4Q17, driven by higher retail redemptions amid the declines in equity markets.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Fourth Quarter and Year End 2018 Earnings Results Conference Call at 8:00 a.m. ET on February 14, 2019. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on February 14, 2019 through February 28, 2019 by calling 905-694-9451 or 1-800-408-3053 (passcode: 2973367#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on February 14, 2019. You may access the webcast at: http://manulife.force.com/Reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Fourth Quarter 2018 Statistical Information Package is also available on the Manulife website at: http://manulife.force.com/Reports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

February 13, 2019 – Press Release Reporting Fourth Quarter Results

EARNINGS:
The following table reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly results			Full year results
($ millions)	4Q18	3Q18	4Q17	2018	2017
Core earnings
Global Wealth and Asset Management (“Global WAM”)	$231	$289	$198	$986	$816
Asia	459	457	372	1,749	1,453
Canada	312	351	273	1,356	1,209
U.S.	465	477	463	1,830	1,609
Corporate and Other (excluding core investment gains)	(230)	(135)	(201)	(711)	(922)
Core investment gains	100	100	100	400	400
Total core earnings	$1,337	$1,539	$1,205	$5,610	$4,565
Items excluded from core earnings: Investment-related experience outside of core earnings	(130)	312	18	200	167
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(675)	(277)	(68)	(857)	209
Change in actuarial methods and assumptions	-	(51)	(33)	(51)	(35)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	(1,032)	-	(1,032)
Impact related to U.S. Tax Reform	-	124	(1,777)	124	(1,777)
Restructuring charge	(63)	-	-	(263)	-
Reinsurance transactions and other	124	(74)	81	37	7
Net income (loss) attributed to shareholders	$593	$1,573	$(1,606)	$4,800	$2,104

PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our 2018 Management’s Discussion & Analysis.

February 13, 2019 – Press Release Reporting Fourth Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this news release include the statement with respect to the release of capital when our announced initiatives relating to our legacy businesses are fully executed.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2018 Management’s Discussion and Analysis under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2018 as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 13, 2019 – Press Release Reporting Fourth Quarter Results